UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

April 28, 2023 (April 27, 2023)
(Date of Report (Date of earliest event reported))

Exodus Movement, Inc.

(Exact name of issuer as specified in its charter)

Delaware	81-3548560
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

15418 Weir St. #333
Omaha, NE  68137
(Full mailing address of principal executive offices)

(833) 992-2566
(Issuer’s telephone number, including area code)

Class A Common Stock
(Title of each class of securities issued pursuant to Regulation A)

Item 5.	Non-reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review

(a) On April 27, 2023, the management of Exodus Movement, Inc. (the “Company”), in discussions with the board of directors (the “Board”) and WithumSmith+Brown (“Withum”), the Company’s predecessor independent registered public accounting firm, concluded that the Company’s previously issued unaudited interim financial statements as of June 30, 2022 and 2021 and for the three and six-month periods then ended and the audited financial statements as of December 31, 2021 and for the year then ended (the “Prior Periods”), filed with the Securities and Exchange Commission (the “SEC”) on Form 1-SA on August 10, 2022, on Form 1-SA/A on April 18, 2022 and on Form 1-K on March 6, 2022, respectively, should no longer be relied upon because of an incorrect application of certain accounting principles in such financial statements. The Company intends to issue and file with the SEC restated financial statements for the Prior Periods as soon as practicable by filing a Form 1-K for the years ended December 31, 2022 and 2021 and a Form 1-SA/A for the six months ended June 30, 2022 and June 30, 2021.

The Company does not expect that the restatement will have any impact on its cash position.

The management of the Company discussed with the Board and Deloitte & Touche LLP, the Company's independent registered public accounting firm, the matters disclosed in this Current Report on Form 1-U.

Safe Harbor and Forward-Looking Statements

This communication contains forward-looking statements that are based on our beliefs and assumptions and on information currently available to us. In some cases, you can identify forward-looking statements by the following words: “will,” “expect,” “would,” “intend,” “believe,” or other comparable terminology. Forward-looking statements in this document include, but are not limited to, statements about our financial performance and the restatement of our financial statements. These statements involve risks, uncertainties, assumptions and other factors that may cause actual results or performance to be materially different, including, but not limited to, the restatement being more complex than anticipated or the impact of such restatement being more material than anticipated. More information on the factors, risks and uncertainties that could cause or contribute to such differences is included in our filings with the Securities and Exchange Commission, including in the “Risk Factors” and “Management’s Discussion & Analysis” sections of our offering statement on Form 1-A and our periodic reports on Form 1-K, Form 1-S/A and Form 1-U. We cannot assure you that the forward-looking statements will prove to be accurate. These forward-looking statements speak only as of the date hereof. We disclaim any obligation to update these forward-looking statements.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXODUS MOVEMENT, INC.

By:	/s/ James Gernetzke
Chief Financial Officer (Principal Financial & Accounting Officer)

Date: April 28, 2023